Filed by Delwinds Insurance Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Delwinds Insurance Acquisition Corp.

Commission File No.: 001-39783

Date: April 4, 2022

On April 4, 2022, Jon Sabes, the Chief Executive Officer of FOXO Technologies Inc., which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022, with Delwinds Insurance Acquisition Corp., among other parties, spoke with Seth Greene on a podcast interview.

The following is an approximate transcript of a podcast interview first made available on April 4, 2022.

The Registered Investment Advisor Podcast

C O R P O R A T E P A R T I C I P A N T S

Seth Greene, Financial Services Marketing Expert, The Registered Investment Advisor Podcast

Jon Sabes, Founder and Chief Executive Officer, FOXO Technologies Inc.

P R E S E N T A T I O N

Seth Greene

Welcome to the podcast. This is your host Seth Green. Today, I’ve got the good fortune to be joined by Jon Sabes of FOXO and FOXO Technologies.

John, thanks so much for joining us.

Jon Sabes

Thanks, Seth. Glad to be here.

Seth Greene

You are up to some super-super-interesting, cutting-edge stuff. Tell everybody a little bit about what FOXO is.

Jon Sabes

Well, I’m glad you think so. We are basically infusing molecular biotechnology into the life insurance industry, and we think that’s pretty darn frickin’ cool.

Seth Greene

Yes, absolutely. So, first of all, for us laypeople, what is molecular biotechnology?

Jon Sabes

Yeah, molecular biotechnology is everything you need to know and everything you don’t know. Probably, the last thing most of remember was seventh grade biology, this thing called genomics, but there’s been a little thing called the genomic revolution going on. It’s really allowing us to look much deeper into our biology functions and how we understand how it all works. That’s it in a nutshell. Crisper—I mean, there’s all sorts of things going on, so, yeah.

Seth Greene

Okay. So, what does FOXO do, let’s say, on a daily basis, and how are you applying it to the insurance industry?

Jon Sabes

Yeah, well, that’s a mouthful, but at a high level, at a super-high level, I became aware of some science, a particular field of molecular biotechnology, which is called epigenetics, which is distinguished from genetics. Epigenetics—namely, the epigenetic clock—is a scientific discovery around how we age, and when you apply for life insurance, the first question is how old are you, right, that’s the biggest determinant in your rate, in your class. So, that particular field of science was something I became aware of. Basically, I was ignorant enough to think that it could be used for underwriting, and it turns out I think I’m right, but not exactly how I thought initially.

So, at a very high level, what we are doing is we’re commercializing epigenetic science to create a saliva-based underwriting protocol that will eliminate or mitigate the need for medical underwriting or blood and urine specimens. So, that’s really the big pain point we’re seeking to address.

Seth Greene

All right. Obviously, that would be a huge impact, given how many life insurance applications there are every year, how many require a visiting nurse to go out or them to go to a facility and get blood and urine samples, and people who don’t want to do that. So, the saliva-based testing would be then—is that you mail me a tube, I spit in it and send it back?

Jon Sabes

Yeah, I mean, that’s certainly one iteration of it. Folks have talked about, yeah, this could allow, effectively, medically underwritten product to be sold via the mail, and so that would be a big deal, But, you know, look, at the end of the day, we’re really about distribution. I like to say FOXO is being built by agents for agents. I’ve been in front of enough agents to understand the pain point, to where I would say, “Well, what is the big pain point?” and they’re like, “Underwriting! It’s horrible.” If I could solve that for agents, I was like, “Okay, I really have a business opportunity here,” and then I discovered that the science of epigenetics really can do a better job of predicting, say, a tobacco user than traditional cotinine, and so there you go. So, that was sort of the—that’s been the journey that we’ve been on.

Seth Greene

Okay. So, then, if you are—if you’ve got a better mousetrap, so to speak—obviously, there’s other applications just besides insurance underwriting, but let’s stick to that one. So, then, I as an advisor, I as an agent, I can’t necessarily—and I don’t know, maybe I’m wrong, but I can’t go to the carrier and say, “Don’t require the blood and urine test. I got this saliva test from FOXO, it’s better,” and they’ll say, “Who the heck are you?” So, I would assume, is your first customer, then, like the carriers and convincing them that this is better?

Jon Sabes

Yeah. So, that’s what we’ve been up to for quite a while, is talking to the carriers about this opportunity to use this technology for their underwriting. We’ve been in discussions with primary carriers and reinsurers for several years now, and we just announced a transaction. FOXO Technologies is going public, it’s going to be listed on the New York Stock Exchange later this summer.

Seth Greene

Congratulations.

Jon Sabes

See FOXO Technologies, the Investor page, for the press release and investor deck, and it’s really, really exciting. So, with the announcement of this transaction, it’s changed those conversations materially. This is happening. So, the question really now is for carriers, “Do you want have a courtside seat to the future of your industry, or are you going to be, you know, not even in the stadium?” because this going to happen. It’s not—and I’ve been talking to carriers. The question is will advanced technologies, like the one I’m describing, serve to improve the life insurance industry, and I’ve just been saying, “Absolutely, 100%.” There are those who say, “No, no, no, no, no,” and I’m like, “Okay, well, you can have that part of the world. The rest of us are going to be over here in the future part of the world and, you know, we’ll—we can co-exist, it’s all good.”

I’ll make one other comment, which is the same-based technology can do a lot to improve healthy longevity, and that’s another big thing that we’re about. See, we think the life insurance product can have a new consumer value proposition, which is we trademark this life insurance designed to keep you alive. So, that same-based technology platform can really add to the healthy longevity of the consumer, which is really great for the life insurance company. So, like, all of us, really, collectively, should win properly done, ethically, transparently, and everything else correct, yeah.

Seth Greene

Okay. So, absolutely fascinating. So, I get, as a consumer, I have a better customer service experience, because I don’t need to do blood and urine, I can get swabbed on my tongue, or however it works, send it off through the mail and I get my results, and then the underwriting is easier. Now, here is my question, about the technology itself. Does it give you more data than, say, a blood and urine test would?

Jon Sabes

Yeah, well, so here’s the newsflash for everyone listening. Blood and urine has the same information as saliva. The question is are you looking at the data? So, look, what I like to say is we’re looking at the very same underwriting factors and impairments the life insurance industry does today using what we call traditional clinical assays, but instead of using that microscope that you, you know, looked at in seventh grade biology, we’re using an electron microscope, and we’re looking at different—so we’re looking much, much smaller for the very same things, do you smoke, do you drink, are you cardiovascular fit, you know, what’s your regular—so all of those same factors. There’s really nothing, from an underwriting perspective, that we’re proposing to do differently.

Seth Greene

Okay. So, it’s a better experience for the consumer. Now, you talked about life insurance that keeps you alive. Are you detecting things sooner than would get detected in blood and urine? How does it—how does your—I get that the swab—that the saliva-based test is more pleasant for me as a consumer. How does it improve my longevity, and then how does it benefit the life insurance company, other than the fact that they don’t have to require a blood and urine test and it’s faster?

Jon Sabes

Sure. First, the one thing we’re going to measure—and folks are going to see this very soon in FOXO Life. So, we bought our own insurance carrier. Because we so tired of talking to carriers to no avail, so we bought our own little carrier and we’re about to commercialize, again, with the closing of this transaction, the FOXO Life Insurance Company, and so we’re ready to go with some amazing digital term products that will include the FOXO Longevity Report, and inside that report, what we are focused on, from a core consumer experience, is biological aging—that’s measured with the epigenetic clock discovered at UCLA by Dr. Steve Horvath—and your measure of biological aging is an insight to how you’re doing relative to your overall mortality profile. So, that’s a really interesting new measure.

Then, the other part of it, and what our mission is, is making people aware of how their decisions impact their own health and wellness. I think the first thing we think about is, you know, you can’t unknow anything and once you learn that you have more control over your own mortality, that leads to better—hopefully better—or more responsible decision-making.

Seth Greene

Or at least you can’t claim that you’re ignorant anymore and you didn’t know that cigarettes were going to kill you.

Jon Sabes

Exactly. So, that’s one piece of it. The other piece is that we expect, as well, that the FOXO Longevity Report will have proprietary measures of epigenetic wellness; for example, we call it an Indulgence Score, so how much has your potential tobacco or other usage of things, alcohol, or otherwise, impacting that biological aging score. So, that will be in there, as well, and a few other really interesting measures.

Over time, that content will expand, not only our own content, but others, other folks that are—and I’ll give you the personal example for myself. Now, this is genetics, this is a different science, but genetics. Look, we’ve got genetic risk screening for risk of disease, we’ve had that available for a long time, and my own personal example of that is I found out I’ve got what’s called MSH6—that’s a genetic mutation for what’s called Lynch Syndrome—and an increased risk of colon cancer, okay? So, how did I find that out? Well, my brother was diagnosed with colon cancer when he was 46, four years before what, we did our traditional colonoscopy. Well, I mean, for crying out loud. I mean, if you have Lynch Syndrome, if you have MSH6, you need to get your first colonoscopy at age 30, you know, maybe even a little younger, not at age 50. So, this is just one—another example of how we can, by bringing molecular health and wellness inside of life insurance, to keep people alive longer and healthier. Just simply by screening the risk of colon cancer, you get that colonoscopy really early. That’s a win.

Seth Greene

That is incredible, because if I think back to the number of times I’ve bought life insurance so far in my career as a producer, bought it for myself, kept buying policies, never once did I get any report back, and if I did, if they sent my, like, a blood test result, I wouldn’t know how to read it. I’d have to make an appointment, take it to my doctor and hope he knew what he was talking about when he got to the point. So, I love that, at the very least, the consumer is getting that Longevity Report and that analysis. Are you going to sell that analysis separate from with a life insurance application? Like, can just go buy it, having nothing to do with life insurance, or do I have to apply for insurance to get it right now?

Jon Sabes

You’ve got to come and get the life insurance.

Seth Greene

If I was buying it for me, anyway.

Jon Sabes

Yep, I’ve been unwilling to unbundle that. I mean, you know, again, our business use case is really for this industry, to modernize it with, again, modern molecular biotechnology and progressive thinking, you know, in terms of what it can and should do for the consumer, and then, again, how do—for the agents, do we evolve that conversation, not just from financial protection in case of mortality and/or investments, but how do we impact healthy longevity to your family. Your legacy is created while you’re alive. So, if we can get agents now—and that’s a big part of what we intend to do, is get that conversation to evolve and move forward as a new value proposition of the product, the agent, the role of the entire industry as a social good, and that’s what we’re jacked about.

Seth Greene

I was going to say, that is a beautiful thing, so put me down as a life insurance customer, put me down as someone interested in buying shares, although you’re not making an investment pitch to our audience, obviously, all disclaimers aside, and we’ve got to have a separate conversation about how we get your message to our financial advisors. Your passion is obvious. What do you like best about what you’re doing?

Jon Sabes

Oh, man, I just love everything that I’m doing. Yeah, I’m growing. I mean, it’s either you’re—what do they say? You’re either growing or you’re not. So, I’ve been growing intellectually. I’m not a PhD, so I’ve learned this, but it’s so fun. I like to say this is my Everest. I’ve got a big challenge ahead, but I’ve got an amazing team behind me, and it’s just so damn exciting, because it’s just—I just know it’s going to happen.

Seth Greene

And you will, literally, save lives.

Jon Sabes

Yeah.

Seth Greene

There’s, obviously, a lot of hard core, cutting-edge science behind this. Talk a little bit about the inspiration for it? How did it get started?

Jon Sabes

Yeah. I’m a financial services entrepreneur. I found myself on what I call the Island of Lost Life Insurance, it’s the secondary market of life insurance, and in that industry, they care a lot about predicting how long people live.

Seth Greene

Yep.

Jon Sabes

So, I got real frustrated with how they were doing that and I said, “Well, there’s got to be a better way,” and that journey led me to Dr. Steve Horvath’s lab at UCLA, with his epigenetic clock, and I said, “Let me understand this right. Do people’s epigenetic clock who are aging faster die sooner?” and he’s like, “Yeah, 100%,” and I’m like, “Okay, well, have you ever heard of the thing called the life insurance industry?” “No, what’s that?” I’m like, “Oh. Well, it’s this little business that builds products around how long people—frankly, how long they’re going to live,” and he’s like, “Oh, that’s a really great idea.” I’m like, “Oh, okay, well great,” and I said—and Steve Horvath just joined Altos Labs. That’s the Bezos-funded longevity—there’s a whole bunch of stuff. Tony Robbins and Pierre Diamandis just came out with a new book.

Seth Greene

Yep.

Jon Sabes

Longevity is the thing, right? I mean, we live in this thing called the biological century right now, and that is this maturation of DNA sequencing technology at a really low cost, coupled with AI and machine learning tools. That’s the thing the thing that’s making all of this real. I know that firsthand, because I saw us able to acquire these machine learning tools and all of a sudden, like, our business just went boop, like, we had it. We were like, “Oh my God! Those are the epigenetic biomarkers.” I don’t know where I was going with that, but, anyways.

Seth Greene

That’s okay, I love the references. Yeah, Tony sent me his book two days ago and I just started diving in and couldn’t put it down.

Jon Sabes

Lifespan, David Sinclair’s book, highly recommend that one, it’s a great book. He’s all about epigenetics and biological aging.

Sorry, Horvath, the last thing with Horvath was, I go, “So, Steve, you’re trying to keep people alive longer, right, longevity?” and he was like, “Yeah, yeah, yeah, yeah.” I go, “Well, the inverse is that you learn what people die from?” He’s like, “Yes.” I’m like, “So, things like tobacco?” He goes, “Oh, yeah. I could tell you how much someone smoked, when they smoked last,” blah, blah, blah, blah. I’m like, “Well, that’s interesting, because after male/female, the next question is “Do you smoke or not?” Now, I figure the industry’s got this one nailed, right, because they have to, you’d think, right, but cotinine actually is a pretty crap test if you haven’t smoked in the last day-and-a-half. So, shazam, there you go.

Seth Greene

Wow! So, does that hypothetically mean on the insurance rates, does that mean if my biological age is significantly lower than my epigenetic age, my insurance premium should be cheaper than if, let’s say, I’m 46, but my age says I’m 66, because I’m not taking good care of myself and abusing my body?

Jon Sabes

You got it. So, your chronological age, you’re chronologically 50 and you’re biologically 60, yeah, there’s probably something going on there that is indicative of, I’ll call it, accelerated biological aging, which is another word towards closer to all-cause mortality. Vice versa, chronologically 50 and biologically 30, as measured by this clock, yeah, you probably should get a discount.

Seth Greene

That’s awesome. I think what you’re doing is incredible, I’d love to be a part of it. For our folks watching and listening and want to learn more, where is the best place for us to send them?

Jon Sabes

Foxotechnologies.com, Seth, and I really appreciate your interest and enthusiasm. We need support. It’s a big challenge, and so the more of us who understand this and know this and get behind us and support us, the faster it’s all going to happen. So, thank you.

Seth Greene

Awesome. This has been Seth Greene with Jon Sabes of Foxotechnologies.com. Jon, thanks so much for joining us.

Jon Sabes

Thanks, Seth, appreciate it, any time.

Seth Greene

Thanks, everybody for watching or listening. We will talk to you or see you next time.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

Delwinds and FOXO will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Form S-4 (the “Registration Statement”) to be filed by Delwinds, which will include a prospectus with respect to Delwinds’ securities to be issued in connection with the business combination (the “Transaction”), and a proxy statement of Delwinds (the “Proxy Statement”), to be used at the meeting of Delwinds’ stockholders to approve the Transaction and related matters. INVESTORS AND SECURITY HOLDERS OF DELWINDS ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FOXO, DELWINDS AND THE BUSINESS COMBINATION. When available, the Proxy Statement contained in the Registration Statement and other relevant materials for the Transaction will be mailed to stockholders of Delwinds as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement, including the Proxy Statement contained therein, and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained in this communication, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of FOXO, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Such forward-looking statements include, but not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding FOXO and the proposed Transaction and the future held by the respective management teams of Delwinds or FOXO, the anticipated benefits and the anticipated timing of the proposed Transaction, future financial condition and performance of FOXO and expected financial impacts of and proceeds from the proposed Transaction, the satisfaction of closing conditions to the proposed Transaction, the level of redemptions by Delwinds’ public stockholders and the products and markets and expected future performance and market opportunities of FOXO. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “strategy,” “may,” “might,” “strategy,” “opportunity,” “plan,” project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Delwinds’ securities, (ii) the risk that the proposed Transaction may not be completed by Delwinds’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Delwinds, (iii) the failure to satisfy the conditions to the consummation of the proposed Transaction, including the approval of the definitive agreement related to the business combination (the “Merger Agreement”) between Delwinds and FOXO by the stockholders of Delwinds and FOXO, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (v) the effect of the announcement or pendency of the proposed Transaction on FOXO’s business relationships, operating results, and business generally, (vi) risks that the proposed Transaction disrupts current plans and operations of FOXO, (vii) the outcome of any legal proceedings that may be instituted against FOXO or against Delwinds related to the Merger Agreement or the proposed Transaction, (viii) the ability to maintain the listing of Delwinds’ securities on a national securities exchange, (ix) changes in the competitive and highly regulated industries in which FOXO operates, variations in operating performance across competitors, changes in laws and regulations affecting FOXO’s business, and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Transaction, and identify and realize additional opportunities, (xii) potential inability of FOXO to establish the managing general agency, insurance carrier or other relationships required to advance its goals or to achieve its commercialization and development plans, (xiii) the enforceability of FOXO’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive biotechnology industry or in the markets or industries in which FOXO’s prospective customers operate, including the highly regulated insurance industry. The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Delwinds’ final initial public offering prospectus dated December 11, 2020. Delwinds’ Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 7, 2021 and risks and uncertainties indicated in the Registration Statement, when it is filed with the SEC, including those set forth under “Risk Factors” therein, and other documents filed or to be filed by Delwinds from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and FOXO and Delwinds assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither FOXO nor Delwinds gives any assurance that either FOXO or Delwinds, or the combined company, will achieve its expectations.

Participants in the Solicitation

Delwinds and FOXO and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed Transaction. Delwinds stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Delwinds in final prospectus filed with the SEC on December 10, 2020, the Registration Statement and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The disclosure herein shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.